CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765
September 24, 2009
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549

Re:	Cedar Shopping Centers, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your follow-up letter dated August 27, 2009 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Item 8 — Financial Statements and Supplementary Data, page 37
Note 2 — Summary of Significant Accounting Policies, page 44
Intangible Lease Asset/Liability, page 46
1. Your Comment and Requested Clarification: We have read and considered your response to comment two. Please clarify how you determined that not taking into account contractually based below market renewal options in the determination of the fair value of the intangible asset and its related amortization period was in accordance with SFAS 141. Your response should clarify why the probability of exercise of the options should overcome the contractual terms. We note that if the contractual terms were followed, gain recognition would occur if and when the below market lease options were forfeited.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
September 24, 2009

The Company’s Response: To clarify, the Company amortizes intangible lease liabilities associated with below-market leases over the remaining non-cancelable terms of the related leases. These intangible amounts were originally established in connection with business combinations (under the guidance of SFAS 141, “Accounting for Business Combinations” (“SFAS 141”)). Additionally, the Company has consistently applied the guidance in FASB Interpretation No. 21, “Accounting for Leases in a Business Combination — An Interpretation of FASB Statement No. 13” (“FIN 21”), to those arrangements. Pursuant to FIN 21, the Company has retained the previous lease accounting (i.e., the lease classifications and lease terms established as of the inception of the leases), as the leases in question were not modified in connection with the related business combinations. Consistent with paragraph 15 of FIN 21, the Company has amortized the intangible lease liabilities recorded for below-market operating leases to rental income over the terms of the respective leases so that level rental income is recorded over the lease terms. In all instances, the leases were classified as operating leases and the lease terms for accounting purposes were determined to include only the non-cancelable portions of the leases, as exercise of the renewal options was not reasonably assured. In determining the fair values of the intangible lease liabilities relating to below-market leases, the Company considered the provisions of the leases, including renewal options. With respect to leases with below-market rents and fixed-rate renewal options, the Company assessed that the likelihood of renewal was low given the various factors described below, and concluded that the fair values to be associated with such renewal options would not be significant due to the considerable uncertainty associated with the renewal of such leases.
In the Company’s opinion, the likelihood of fixed-rate renewal option exercise was low given (i) the significant period of time into the future that such market rental amounts were to be estimated, and (ii) the significant business considerations set forth in the Company’s initial response to the Staff’s inquiry and reiterated below. As such, it was concluded that the fair values to be associated with fixed-rate renewal options would not be significant. There are a number of important business reasons as to why such renewal options are not, in many cases, exercised, which supports the conclusion that there is a high level of uncertainty surrounding the exercise of such lease renewal options. The following lists several of those reasons, together with specific examples of the Company’s historical experiences:
(i) actual or potential declining tenant sales and profitability as a result of competition — in the current environment it has not been uncommon for retail tenants to declare bankruptcy, as is evidenced by one of the Company’s furniture store tenants which declared bankruptcy and determined to close all of its stores;
(ii) acquisitions of or mergers with other chains resulting in consolidation of operations within the region; decisions to exit trade area entirely — in two cases, the Company’s tenants were purchased by other retail chains which

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
September 24, 2009

decided to consolidate their operations and close certain stores; in another case, one of the Company’s department store tenants decided to close its store and exit the trade area entirely;
(iii) tenant decision to upsize or downsize some or all of its stores in conjunction with newly-built or to-be built shopping centers within the trade area — in two cases, the Company’s tenants made strategic decisions to expand to larger stores in neighboring shopping centers (the existing shopping centers did not allow for such expansion to take place). In another case, a tenant will be vacating its present store to move (at the tenant’s request) to another of the Company’s shopping centers that was recently developed;
(iv) tenant being offered even better terms by a competing shopping center owner within the trade area — the Company has been successful in attracting large tenants from competitors’ existing shopping centers; and
(v) tenant composition in the shopping center differing, to tenant’s disadvantage, from that when the original lease commenced — one of the Company’s bank tenants vacated its space due to its unfavorable location on an outlying pad site at the center.
These examples further reinforce the Company’s position that the low probability of exercise of fixed-rate renewal options results in the value associated with such renewal options as being insignificant. To date, the Company’s experience has been consistent with expectations in that most of the leases that have had their respective non-cancelable terms expire have not exercised their fixed-rate renewal options.
The Company has recorded approximately $103 million of intangible lease liabilities in connection with its asset acquisitions since inception. The more significant leases, those having at least $500,000 of intangible lease liabilities allocated at the time of acquisition of the respective properties and leases (a total of 50 leases), comprised approximately 82% of the total amount so allocated, and had a total of $17 million of annualized rents. Information pertaining to these significant leases is as follows:
(i) Approximately 68% of those leases (a total of 34 leases) had remaining non-cancelable lease terms of 8 years or more, as of the respective dates of acquisition.
(ii) Approximately 58% of those leases (a total of 29 leases) had remaining non-cancelable lease terms of 10 years or more, as of the respective dates of acquisition.
(iii) A total of 16 leases with annualized rent of $7 million have had their respective non-cancelable terms expire. Of that number, approximately 77% of the leases measured on an annualized rent basis either did not exercise their renewal options or filed for bankruptcy protection prior to the end of the non-cancelable terms.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
September 24, 2009

Given the factors described above, the Company determined that the fair value of the fixed-rate renewal options was not significant.
Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Recently-Issued Accounting Pronouncements, page 21
2. Your Comment and Requested Clarification: We have read and considered your response to comment three. Please expand your disclosure in future filings to include the provisions of the OP Units that would preclude such Units from being recognized as permanent equity. To the extent that these Units are subject to a registration payment arrangement in the event that the registration statement is not filed timely and/or maintain effectiveness, clarify to us how you have complied with FSP EITF 00-19-2.
     The Company’s Response: In response to the Staff’s comment, the Company proposes to revise relevant disclosures in future filings as per the addition (underscored) that was included in the section shown below excerpted from the Company’s Form 10-Q for the quarter ended June 30, 2009. Please also be advised that, without exception, none of the Units in question is subject to any registration payment arrangements, so that compliance with the provisions of FSP EITF 00-19-2 is not required.
“In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS 160 clarifies that a noncontrolling interest in a subsidiary (minority interests or certain limited partners’ interest, in the case of the Company), subject to the provisions of EITF D-98, “Classification and Measurement of Redeemable Securities”, is an ownership interest in a consolidated entity which should be reported as equity in the parent company’s consolidated financial statements. SFAS 160 requires a reconciliation of the beginning and ending balances of equity attributable to noncontrolling interests and disclosure, on the face of the consolidated income statement, of those amounts of consolidated net income attributable to the noncontrolling interests, eliminating the past practice of reporting these amounts as an adjustment in arriving at consolidated net income. SFAS 160 requires a parent company to recognize a gain or loss in net income when a subsidiary is deconsolidated and requires the parent company to attribute to noncontrolling interests their share of losses, if appropriate, even if such attribution results in a deficit balance applicable to the noncontrolling interests within the parent company’s equity accounts. SFAS 160 became effective for fiscal years beginning after December 15, 2008, requires retroactive application of the presentation and disclosure requirements for all periods presented, and early adoption was not permitted. The Company has reclassified, for all periods presented, the balances related to minority interests in consolidated joint ventures and limited partners’ interest in the Operating

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
September 24, 2009

Partnership into the consolidated equity accounts, as appropriate (certain non-controlling interests of the Company will continue to be classified in the mezzanine section of the balance sheet as these redeemable OP Units (“Mezz OP Units”) do not meet the requirements for equity classification under EITF D-98, since certain of the holders of OP Units have registration rights that provide such holders with the right to demand registration under the federal securities law of the common stock of the Company issuable upon conversion of such OP Units). The Company will adjust the carrying value of the Mezz OP Units each period to equal the greater of its historical carrying value or its redemption value as prescribed by EITF D-98. As of June 30, 2009, there have been no adjustments recorded to the carrying amounts of the Mezz OP Units.”
In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses will be appropriately contained in future filings. If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525.
Very truly yours,

/s/ LEO S. ULLMAN

Leo S. Ullman
Chairman, Chief Executive Officer and President